SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                      Commission File Number _____________


                           NOTIFICATION OF LATE FILING


(Check One):   [x] Form 10-K    [_] Form 11-K    [_] Form 20-F   [ ] Form 10-QSB
               [_] Form N-SAR

               For Period Ended: December 31, 2004

      [_]   Transition Report on Form 10-K

      [_]   Transition Report on Form 20-F

      [_]   Transition Report on Form 11-K

      [_]   Transition Report on Form 10-Q

      [_]   Transition Report on Form N-SAR

            For the Transition Period Ended:

      Read attached instruction sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: InteliSys Aviation Systems of America Inc

815 Bombardier Street
Address of Principal Executive Office (Street and Number)

Shediac, New Brunswick, Canada, E4P 1H9
City, State and Zip Code


                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
[X]  |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
     |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  Form  20-F,  Form 11-K or Form  N-SAR,  or portion
[X]  |         thereof  will  be  filed  on or  before  the  15th  calendar  day
     |         following  the  prescribed  due date;  or the  subject  quarterly
     |         report or transition  report on Form 10-QSB, or  portion  thereof
     |         will be filed on or  before  the  fifth  calendar  day  following
     |         the prescribed due date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE


      The Registrant has been working diligently to complete its Form 10-KSB for the period ended December 31, 2004. However, the Registrant is unable to complete its financials for the Form 10-KSB in time for filing by the prescribed due date of March 31, 2005 due to its recent changes in its independent public accountants. We intend to file on or before the allowed extension time period.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Denis Gallant, Chief Financial Officer
     INTELISYS AVIATION SYSTEMS OF AMERICA INC.
     815 Bombardier Street
     Shediac, New Brunswick, Canada, E4P 1H9
     Telephone: (506) 532-8515

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [_] Yes [x] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTELISYS AVIATION SYSTEMS OF AMERICA INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  March 31, 2005              By  /s/ Denis Gallant
      -------------------             ----------------------------------------
                                      Denis Gallant
                                      Chief Financial Officer